

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

March 30, 2018

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

> **Re:** **Airborne Wireless Network**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed March 19, 2018**
> **File No. 333-220295**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed November 14, 2017**
> **File No. 333-179079**

Dear Mr. Warren:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2018 letter.

Management, page 44

1. We note your disclosure regarding the involuntary petition for bankruptcy filed against GreenCore Technology, Inc. and the voluntary petition for bankruptcy filed by Keven Spence Consulting. Please include a risk factor regarding your executive officers' and directors' prior experience with these entities, or tell us why you do not believe risk factor disclosure is appropriate.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products